SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: Sep. 7, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS RECEIVES “EXCELLENT ENTERPRISE INNOVATION AWARD” FROM MOEA OF TAIWAN, R.O.C.

Hsinchu, Taiwan, Sep. 7, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) announced today that its majority owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), was honored with the “Excellent Enterprise Innovation Award” from the Ministry of Economic Affairs (“MOEA”) of Taiwan, the Republic of China. This prestigious award was given to ChipMOS Taiwan in recognition of its excellent contribution and outstanding achievements in technology development and strategic innovation.

The “Industrial Technology Advancement Award” is recognized as the premier award for the technology industry in Taiwan, which is the benchmark for evaluating the effectiveness of the five aspects of innovation: technology/know-how, product/system, workflow/process, organization, and strategy.

ChipMOS is dedicated to expanding its capabilities in new technology development, especially in testing and assembly of DDR II DRAM, flash memory, and LCD driver IC. ChipMOS has achieved some breakthrough accomplishments such as Printable B-Stage Epoxy, which is primarily used in FBGA (Fine-pitch Ball Grid Array) packaging for DDR II DRAM, which shortens production time and reduces manufacturing costs. Additionally, ChipMOS Taiwan is the first Taiwan company to successfully develop its own COF technology applied to LCD driver IC assembly and put it into mass production. Moreover, via the execution of government subsidy projects, the Company cooperates closely with research institutes as well as universities and has developed many cutting edge technologies, like stacked CSP (Chip Scale Package) or MCP (Multi-Chip Package), CMOS image sensor CSP, and next generation probe card.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “I would like to express my appreciation to MOEA and the award Steering Committee for recognizing ChipMOS’ R&D accomplishments. As a leading backend testing and assembly service provider, we will continue to focus on upgrading our technology and products and strive to provide the excellent services we have historically committed to our customers.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.